Exhibit 99.6

RP® FINANCIAL, LC. Financial Services Industry Consultants

September 8, 2008

Mr. Vernon Hirata

Vice Chairman and Co-Chief Operating Officer

Territorial Mutual Holding Company

Territorial Savings Group, Inc.

Territorial Savings Bank

1132 Bishop Street, Suite 2200

Honolulu, Hawaii 96813

Dear Mr. Hirata:

This letter sets forth the agreement between Territorial Savings Bank, Honolulu, Hawaii (the “Company”), the wholly-owned subsidiary of Territorial Savings Group, Inc. (the mid-tier stock holding company) and the second-tier subsidiary of Territorial Mutual Holding Company (the “MHC”), and RP® Financial, LC. (“RP Financial”), whereby RP Financial will prepare the regulatory business plan and financial projections in conjunction with the proposed stock offering (“Stock Offering”) concurrent with the conversion of the Bank from a “no-stock” mutual holding company to a 100% publicly-held stock holding company (the “Company”). These services are described in greater detail below.

Description of Proposed Services

RP Financial’s business planning services will include the following areas: (1) evaluating the Bank’s current financial and operating condition, business strategies and anticipated strategies in the future; (2) analyzing and quantifying the impact of the business strategies of both the Company and the Bank, incorporating the use of net offering proceeds both in the short and long term; (3) making strategic recommendations to the Company, if appropriate, in certain operating or financial areas to enhance franchise value or improve financial performance; (4) preparing detailed financial projections on a quarterly basis for a period of at least three fiscal years to reflect the impact of Board approved business strategies and use of proceeds; (5) preparing the written business plan document to conform with applicable regulatory guidelines, including a description of the use of proceeds, prospective expansion opportunities provided by the proceeds and stock form of organization, and how the convenience and needs of the community will be addressed; and (6) preparing the detailed schedules of the capitalization of the Company and the Bank and related inter-company cash flows.

Consistent with the regulatory requirements, the contents of the business plan will include the following sections: Executive Summary; Description of Business; Marketing Plan; Management Plan; Records, Systems and Controls; Financial Management Plan; Monitoring and Revising the Plan; Alternative Business Strategy; and Financial Projections. RP Financial agrees to prepare the business plan and accompanying financial projections in writing such that the business plan can be filed with the appropriate regulatory agencies prior to filing the appropriate applications.

Washington Headquarters
1700 North Moore Street, Suite 2210	Direct: (703) 647-6546
Arlington, VA 22209	Telephone: (703) 528-1700
www.rpfinancial.com	Fax No.: (703) 528-1788
E-Mail: wpommerening@rpfinancial.com	Toll-Free No.: (866) 723-0594

Mr. Vernon Hirata

September 8, 2008

Fee Structure and Payment Schedule

The Bank agrees to compensate RP Financial for preparation of the business plan on a fixed fee basis of $40,000, and $5,000 for each business plan update that may be required, if any, following the regulatory filing of the original business plan. Payment of the professional fees shall be made to RP Financial as follows: $5,000 upon engagement of RP Financial’s services and $35,000 upon delivery of the completed business plan.

The Bank also agrees to reimburse RP Financial for out-of-pocket expenses in preparation of the business plan. Reimbursable expenses will likely include travel, printing, telephone, facsimile, shipping, computer and data services, and shall be paid to RP Financial as incurred and billed. RP Financial will agree to limit reimbursable expenses to $7,500 in conjunction with this business planning engagement, inclusive of up to two on-site visits to the Bank, subject to written authorization from the Bank to exceed such level.

In the event the Bank shall, for any reason, discontinue this business planning engagement prior to the delivery of the completed original business planning document, or subsequent required updates, and payment of the related progress payment fees, the Bank agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the $40,000 for the preparation of the business plan or $5,000 for the preparation of each required update. RP Financial’s standard billing rates range from $75 per hour for research associates to $400 per hour for managing directors.

If during the course of the planning engagement, unforeseen events occur so as to materially change the nature or the work content of the business planning services described in this engagement letter, the terms of said engagement letter shall be subject to renegotiation by the Bank and RP Financial. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, business plan guidelines or processing procedures as they relate to business plans, or subsequent transaction announcements that will dramatically impact the Bank, such as a pending acquisition, branch transaction or material balance sheet restructuring, major changes in management or procedures, operating policies or philosophies, regulatory enforcement proceedings against the Bank, and/or excessive delays or suspension of processing of conversion applications by the regulators such that completion of the Stock Offering requires the preparation by RP Financial of a new or substantially updated business plan or financial projections.

* * * * * * * * * * *

Mr. Vernon Hirata

September 8, 2008

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter, together with the initial retainer fee of $5,000.

Sincerely,

/s/ William E. Pommerening

William E. Pommerening
Chief Executive Officer and Managing Director

Agreed To and Accepted By:	Vernon Hirata /s/ Vernon Hirata
Vice Chairman and Co-Chief Operating Officer

Upon Authorization by the Board of Directors For:	Territorial Mutual Holding Company
Territorial Savings Group, Inc.
Territorial Savings Bank
Honolulu, Hawaii

Date Executed: 9/9/08